April 10, 2005

Via US Mail and Facsimile

Susan Weisman
Chief Financial Officer
Coach Industries Group, Inc.
12330 SW 53rd Street, Suite 703
Cooper City, Florida 33330

Re: **Coach Industries Group, Inc.**
       Form 10-K for the year ended December 31, 2005
       Commission File Number: 000-19471

Dear Ms. Weisman:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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<u>Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 26</u>

1. Please revise to discuss and analyze results of operations by the operating segments disclosed in note 12 to the financial statements. Also, please expand your disclosure to quantify material factors that resulted in changes to your results, such as price changes, volume changes, business acquisitions, etc. Please use tables to quantify these factors, and provide

narrative discussions following the tables to explain the underlying business reasons for the various changes. These revisions will significantly enhance the thoroughness and usefulness of your disclosures to investors.

Liquidity and Capital Resources

Commitments, page 30

2. Please revise your table of contractual obligations for compliance with Item 303 (a)(5) of Regulation S-K. Specifically, you should include in your table long term debt obligations, capital lease obligations, operating lease obligations, purchase obligations, and any other long-term liabilities reflected on your balance sheet under GAAP. This information should be supplemented with additional information that is material to an understanding of your cash requirements. We believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance.

Note 1 – Background

Summary of Significant Accounting Policies

Warrant Liability, page F-16

3. We note from your disclosure here and on page 39 that you value your warrants the Black-Scholes pricing model, and that if the shares of common stock underlying the warrants are required to be registered, you record a warrant liability at the time of issuance. We also note that your policy is to revalue these warrants on a quarterly basis up until the warrants are registered, at which point the warrants liability is reclassified to additional paid in capital. EITF 00-19 provides for multiple conditions necessary for equity classification in addition to the registration requirement to which you refer. Therefore, please revise your policy to summarize all pertinent features of your warrants and options that potentially could result in liability classification and clarify that equity classification occurs only when the conditions necessary for equity classification in EITF 00-19 have been met. Please also disclose that classification is reassessed at each balance sheet date. Your disclosure should include reference to EITF 00-19. Please provide your revised disclosure to us.

Note 7 – Debt and Notes Payable Outstanding, page F- 26

4. We note from your disclosure elsewhere in your filing that you determined the loss on extinguishment of the convertible note with Laurus to be approximately $1.9 million. It is unclear from you current disclosure how you calculated the total loss on extinguishment. Supplementally explain to us and expand your disclosure here and elsewhere in your filing to fully explain how you calculated the total loss on extinguishment.

5. As a related matter, we note that you "repriced" the warrants associated with the convertible note on issuance of the new term note, and issued more warrants as well as stock. Supplementally explain to us and revise your debt footnote and any other appropriate disclosure to include a discussion of how these issuances were recorded in your financial statements and how such treatment is supportable under GAAP.

Note 10 – Stockholders' Equity, page F-30

6. From your disclosures in footnotes 7 and 12 and in Item 5, it is unclear how many total warrants and options are outstanding. Given the significant potential dilution that may result from your outstanding warrants and options, we believe you should revise footnote 12 and Item 5 to include a summary table that details the components of options and warrants outstanding. We suggest you provide sub-totals for warrants and options, listing separately within these sections all material issuances by holder, with any immaterial issuances of 5% or less of the total presented in the aggregate as other. Please provide us with a copy of your revised disclosure.

Stock Options, page F-33

7. Supplementally explain to us the facts and circumstances surrounding the forfeiture of options under the 2004 Plan in fiscal 2005. Your discussion should include why the options were forfeited and whether any individuals who forfeited options received grants within a six month period surrounding the date of cancellation. We may have further comment on your response

8. Please revise your table summarizing information about fixed stock options outstanding for the year ended December 31, 2005 as presented on page F-35 to separate the options into a greater number of price ranges. Refer to paragraph 48 of SFAS 123 for guidance.

Supplemental Schedules

9. Please provide the schedules required by Rule 5-04 of Regulation S-X for all valuation and qualifying accounts. Include copies of such schedules with your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief